UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 11, 2013

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated March 11, 2013, announcing STMicroelectronics’ reassertion of its MEMS Patent Leadership and its request for an International Trade Commission investigation of InvenSense.

PR N°C2708C

STMicroelectronics Re-asserts its MEMS Patent Leadership and Requests International Trade Commission Investigation of InvenSense

Coppell, March 11, 2013 -- STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications and the worldwide technology leader of motion, environmental, audio and micro-fluidic MEMS (Micro-Electro-Mechanical Systems), announced today that its U.S. subsidiary, STMicroelectronics, Inc., has filed a complaint with the United States International Trade Commission (ITC). The complaint requests that the ITC initiate an investigation into the alleged infringement of five ST patents covering all of InvenSense, Inc.’s MEMS device offerings, as well as products from two of InvenSense’s customers, Black and Decker, Inc. and Roku, Inc. ST has requested that the ITC issue an order excluding InvenSense’s infringing gyroscopes and accelerometers, as well its customers’ products that include those InvenSense devices, from importation into the United States.

This is the second patent lawsuit that ST has brought against InvenSense. In May 2012, ST filed a patent infringement lawsuit against InvenSense in the Northern District of California, alleging infringement of nine ST patents and seeking injunctive relief and monetary damages. Rather than litigating ST’s claims before the court, InvenSense used the delaying tactic of filing requests for ex parte reexamination of ST’s patents with the United Stated Patent and Trademark Office (“USPTO”), even though historically over 89% of reexamined patents are confirmed upon ex parte reexamination.

On February 27th, 2013, the district court granted InvenSense’s request for a stay of proceedings pending the USPTO’s reexamination. ST is confident in the validity of its patents and is eager to resume the district court proceedings at the earliest opportunity.

“While we welcome fair competition, ST cannot tolerate continued infringement of our strong and unique patent portfolio, which is the result of more than 15 years of intensive R&D efforts and substantial investment, to bring competitive and innovative solutions to customers worldwide,” said Bob Krysiak, President and Chief Executive Officer of STMicroelectronics, Inc.

With more than 800 MEMS-related patents and patent applications worldwide, including more than 350 in the US, ST is the acknowledged world leader in motion, environmental, audio, and micro-fluidic MEMS, and leads the way towards intelligent and independent sensing devices. The company’s comprehensive portfolio of micro-machined accelerometers, gyroscopes, pressure sensors, magnetic sensors, and microphones— together with its manufacturing and packaging prowess and ability to integrate multi-sensor combos with on-board signal processing, control functions, sensor-fusion algorithms, and wireless connectivity—aim to open new horizons in consumer electronics, healthcare, environmental sciences, and many other domains.

About STMicroelectronics

ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2012, the Company’s net revenues were $8.49 billion. Further information on ST can be found at www.st.com.

For further information, please contact:
INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Michael Markowitz
Director Technical Media Relations
STMicroelectronics
Tel: +1 781 591 0354
michael.markowitz@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: March 11, 2013	By:	/s/ Mario Arlati

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer